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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002

                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F           Form 40-F  X
                            -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes                  No  X
                            -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION
---------------------
1. Press Release of December 18, 2002 - Dr. Eric Dupont, Chairman of the Board and Chief Executive Officer of AEterna Laboratories Inc. Makes a Personal Donation of CDN $1 Million to Five Cancer Charities
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                                 [LOGO OMITTED]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

           DR. ERIC DUPONT, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
         OFFICER OF AETERNA LABORATORIES INC. MAKES A PERSONAL DONATION
                   OF CDN $1 MILLION TO FIVE CANCER CHARITIES

QUEBEC CITY, QUEBEC, DECEMBER 18, 2002 - Dr. Eric Dupont, Chairman of the Board and CEO of AEterna Laboratories Inc. (TSX: AEL; NASDAQ: AELA) today announced that he is making a personal donation of subordinate voting shares of AEterna valued at CDN $1 million, to five charitable organizations that work with cancer patients.

"Ever since the first day I became involved in scientific research, I have had the same goal: to be able to make a major contribution in the fight against cancer," declared Dr. Dupont. "It is my desire that this donation to these organizations will enable us to provide some hope and comfort to patients afflicted with this dreaded disease. The sums will be used for several purposes such as prevention programs, access to experimental treatments and accompaniment during the terminal phase."

Dr. Dupont will make his donation by transferring a number of subordinate shares from his personal holdings in AEterna, with an equivalent value of CDN $1 million. This donation has a marginal effect on the participation in AEterna of Dr. Eric Dupont, the Company's principal shareholder. His participation in the corporation now stands at 11.7% instead of 12.2%.

Full details of this donation will be disclosed during a press conference to be held this morning, Wednesday, December 18, at 10:00 a.m. at Le Cercle de la Garnison, 97 Chemin Saint-Louis, Quebec.

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of an angiogenesis inhibitor, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 120 clinical institutions in Canada, the United States and several European countries.

Atrium Biotechnologies Inc., a 61.8% owned subsidiary of AEterna Laboratories, develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemicals and pharmaceutical

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industries. The Company markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis,
SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                     - 30 -


CANADA
Media Relations:
Paul Burroughs
Tel.: (418) 652-8525 ext. 406
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com

Investor Relations:
Jacques Raymond
Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700
E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA LABORATORIES INC.


Date: December 18, 2002                By: /s/ Claude Vadboncoeur
     -------------------                   ----------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary